Exhibit 2

DIRECTORS AND EXECUTIVE OFFICERS OF WJ MANAGEMENT

The name, business address, present principal employment and citizenship of the sole director of WJ Management are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Dejun Yu	ROOM 1202, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong	Director of WJ Management	Singapore

WJ Management is 100% owned by Mr. Dejun Yu. Mr. Yu is the sole director of WJ Management.